BD

*KCW 3/8

RECEIVED FEB 28 2011 SEC MAIL PROCESSING SECTION DC 211

11018748

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | April 30, 2013 |
| Estimated average burden hours per response...... | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 49384 |

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2010 (MM/DD/YY) AND ENDING DECEMBER 31, 2010 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
AVALON PARTNERS, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 BROAD STREET - 24TH FLOOR
(No. and Street)

NEW YORK, (City) NY (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
VINCENT AU (212) 994-9550
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WOLINETZ, LAFAZAN & COMPANY, P.C.
(Name – *if individual, state last, first, middle name*)

5 NORTH VILLAGE AVENUE, ROCKVILLE CENTRE, NY 11570
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

BD 3/16

**OATH OR AFFIRMATION**

I, VINCENT AU, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AVALON PARTNERS, INC., as of DECEMBER 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President and Chief Executive Officer
Title

MICHAEL H. FERENCE
Notary Public, State of New York
No. 02FE5067379
Qualified in New York County
Certificate Filed in New York County
Commission Expires October 15, 2014

Notary Public

# AVALON PARTNERS, INC.

## STATEMENT OF FINANCIAL CONDITION

## DECEMBER 31, 2010

Wolinetz, Lafazan & Company, P.C.

*Certified Public Accountants*

Wolinetz, Lafazan & Company, P.C.

*Certified Public Accountants*

5 North Village Avenue
Rockville Centre
New York 11570
516-536-0770
Fax: 516-536-5753
www.wolafcpa.com

## INDEPENDENT AUDITORS' REPORT

To the Officers and Directors
Avalon Partners, Inc.
New York, New York

We have audited the accompanying statement of financial condition of Avalon Partners, Inc. as of December 31, 2010, and the related statements of operations, changes in liabilities subordinated to the claims of general creditors, changes in stockholders' deficiency, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Avalon Partners, Inc. as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wolinetz Lafazan & Company, P.C.
WOLINETZ, LAFAZAN & COMPANY, P.C.

Rockville Centre, New York
February 23, 2011

AVALON PARTNERS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

## ASSETS

| | | |
|---|---|---|
| Cash and cash equivalents | | $ 160,319 |
| Receivable from broker | | 210,621 |
| Property and equipment – net | | 58,587 |
| Receivable from employees and others | | 89,416 |
| Prepaid expenses and other | | 41,048 |
| Security deposits | | 212,657 |
| Total Assets | | $ 772,648 |

## LIABILITIES AND STOCKHOLDERS' DEFICIENCY

| | | |
|---|---|---|
| Liabilities: | | |
| Accounts payable and accrued expenses | | $ 194,761 |
| Deferred rent | | 135,190 |
| Total Liabilities | | 329,951 |
| Commitments and Contingencies | | |
| Liabilities Subordinated to Claims of General Creditors | | 810,000 |
| Stockholders' Deficiency: | | |
| Common stock, no par value; authorized 200 shares, issued and outstanding 101 shares | $ 101 | |
| Additional paid-in capital | 1,691,874 | |
| Accumulated Deficit | (2,059,278) | |
| Total Stockholders' Deficiency | | ( 367,303) |
| Total Liabilities and Stockholders' Deficiency | | $ 772,648 |

The accompanying notes are an integral part of the financial statements.

AVALON PARTNERS, INC.
Notes to Statement of Financial Condition

## NOTE 1 – Nature of Business and Summary of Significant Accounting Policies

### Nature of Business

Avalon Partners, Inc., (the "Company") is a registered broker/dealer engaged primarily in retail operations. The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

### Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

### Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents.

### Depreciation

Property and equipment is stated at cost, less accumulated depreciation. Depreciation is computed by the straight-line method over the estimated useful lives of the related assets, which approximate three to five years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

### Estimated Fair Value of Financial Instruments

Substantially all of the Company's financial assets and liabilities are carried at market value or amounts which, because of their short-term nature, approximate fair value.

### Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes, which requires the recognition of deferred tax liabilities and assets at tax rates expected to be in effect when these balances reverse. Future tax benefits attributable to temporary differences are recognized to the extent that realization of such benefits is more likely than not.

**NOTE 1 – Nature of Business and Summary of Significant Accounting Policies (Continued)**

**Concentration of Credit Risks**

The Company maintains its cash in bank deposit accounts which at times may exceed federally insured limits.

**Revenue Recognition**

The Company accounts for securities transactions on a trade date basis. Customer's securities transactions, commission income, commission expense and related clearing expenses are reported on the trade date basis. The Company is exposed to risk of loss on these transactions in the event a client or broker fails to meet the terms of their contracts, in which case the Company may have to purchase or sell the positions at prevailing market prices.

**Reclassifications**

Certain items in these financial statements have been reclassified to conform to the current period presentation.

**NOTE 2 - Fair Value**

**Fair Value Measurement**

FASB Accounting Standards Codification 820 ("FASB ASC 820") defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the assets or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the assets or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

**NOTE 2 - Fair Value (Continued)**

**Fair Value Measurement (Continued)**

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2010.

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| **Assets** | | | | |
| Securities owned: | | | | |
| Equities | $ - | $ - | $ - | $ - |
| Totals | $ - | $ - | $ - | $ - |
| **Liabilities** | | | | |
| Securities sold, not yet purchased: | | | | |
| Equities | $ - | $ - | $ - | $ - |
| Totals | $ - | $ - | $ - | $ - |

**NOTE 3 - Brokerage Receivables**

| | |
|---|---|
| Receivable from broker consists of the following: | |
| Clearing broker deposit receivable | $ 25,000 |
| Receivable from clearing broker – commissions | 185,621 |
| | $ 210,621 |

**NOTE 4 - Property and Equipment**

| | |
|---|---|
| Property and equipment consists of the following: | |
| Furniture and Fixtures | $ 108,607 |
| Computer Equipment | 48,279 |
| Leasehold Improvements | 40,287 |
| Telephone Equipment | 63,945 |
| Art | 13,169 |
| | 274,287 |
| Less: Accumulated Depreciation | 215,700 |
| | $ 58,587 |

Depreciation and amortization expense was $22,443 for the year ended December 31, 2010.

**NOTE 5 - Receivable from Employees and Others**

Receivable from employees and others are non-interest bearing advances.

**NOTE 6 - Regulatory Requirements**

The Company is subject to the Uniform Net Capital Rule ("the Rule") under the Securities Exchange Act of 1934. Under this Rule, the Company's net capital requirement, as defined, is the greater of $5,000 or 6.6667% of aggregate indebtedness. At December 31, 2010, the Company's net capital was $40,989, which exceeded its minimum net capital requirement by $18,992 and its net capital ratio was 805%.

**NOTE 7 - Liabilities Subordinated to Claims of General Creditors**

In July, 2008, the Company entered into a subordinated loan agreement in the amount of $810,000, which matures on July 31, 2011. This loan bears interest at the rate of LIBOR plus 4.00% per annum. For the year ended December 31, 2010 interest expense was approximately $35,000 and is included on the statement of operations.

These borrowings are subordinated to the claims of general creditors, have been approved by FINRA and are included in computing adjusted net capital under the SEC net capital requirements. Subordinated borrowings may only be repaid if, after giving effect to such repayment, the Company meets the SEC's and FINRA's capital regulations governing the withdrawal of subordinated debt.

**NOTE 8 - Commitments and Contingencies**

**Legal**

The Company is involved in legal proceedings and claims which arise in the ordinary course of its business. Management cannot determine the outcome of these proceedings and claims at this time and believes that the outcome of any such litigation and claims would not result in any material adverse effect on the Company's financial position or results of operations.

**Lease Commitments**

The Company signed a non-cancelable lease for office space commencing on October 1, 2001 and expiring on October 31, 2011. The Company sublet the space to a third party. Approximate future minimum lease and sublease payments required under this lease are as follows:

| | Lease Commitment | Sublet Commitment | Net Minimum Payment |
|---|---|---|---|
| 2011 | $ 185,000 | $( 172,000) | $ 13,000 |

**NOTE 8 - Commitments and Contingencies (Continued)**

The Company also signed an 89 month non-cancelable lease for additional office space commencing on April 1, 2009. Approximate future minimum lease payments required under this lease are as follows:

| | |
|---|---|
| 2011 | $ 311,000 |
| 2012 | 325,000 |
| 2013 | 329,000 |
| 2014 | 335,000 |
| 2015 | 343,000 |
| Thereafter | 234,000 |
| Total | $ 1,877,000 |

As of December 31, 2010, the Company had a deferred lease liability of approximately $135,000 which represents the excess of rent expense recognized on a straight-line basis over the term of the lease as compared to cash rental payments.

Total rent expense on both leases was approximately $538,000 and rental income on the sublet was approximately $195,000 for the year ended December 31, 2010.

**NOTE 9 - Financial Instruments with Off-Balance Sheet Credit Risk**

The Company's activities involve the introduction of transactions on a fully disclosed basis with Legent Clearing LLC ("Clearing Broker") on behalf of customers. Through contractual agreement with the Clearing Broker, the Company is liable in the event the customers are unable to fulfill their contracted obligations with the Clearing Broker.

The customers' activities are transacted on either a cash or margin basis through the facilities of the Clearing Broker. In margin transactions, the Clearing Broker extends credit to customers, subject to various regulatory and margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Clearing Broker executes and clears customers' transactions involving the sale of securities that are not yet purchased ("short sales"). These transactions may expose the Company to significant off-balance-sheet risk in the event the customers fail to satisfy their obligations to the Clearing Broker. The Company may then be required to compensate the Clearing Broker for losses incurred on behalf of the customers.

The Company, through its Clearing Broker, seeks to control the risks associated with its customers' activities by requiring customers to maintain margin collateral in compliance with the Clearing Brokers' internal guidelines and Regulators' external guidelines. The Clearing Broker monitors required margin levels daily and, pursuant to such guidelines, requires the customers to deposit additional collateral, or reduce positions, when necessary.

**NOTE 10 - Income Taxes**

At December 31, 2010, the Company had available net operating loss carryforwards of approximately $1,948,000, which may be applied against future federal taxable income, if any. These net operating losses expire at various times from December 31, 2023 through December 31, 2030. Certain significant changes in ownership of the Company may restrict the future utilization of these tax loss carryforwards.

At December 31, 2010, the Company had a deferred tax asset of approximately $662,000 primarily representing the benefit of its federal net operating loss carryforwards. The Company has not recognized the tax benefit because realization of the tax benefit is uncertain and thus a valuation allowance has been fully provided against the deferred tax asset.